                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED
                                  ON BEHALF OF
                         GASES DEL CARIBE S.A., E.S.P.,
                       GASES DE LA GUAJIRA S.A., E.S.P.,
                             SURTIGAS S.A., E.S.P.,
                       GASES DEL OCCIDENTE S.A., E.S.P.,
                               GASORIENTE S.A.,
                            GAS DE RISARALDA S.A.,
                              GASNACOL S.A., and
                                 TOLGAS S.A.,


         Enron Corp., a Delaware corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of certain natural gas distribution companies in Colombia (the "Colombian Gas Companies"), for the purpose of notifying the Securities and Exchange Commission that each Colombian Gas Company is a "foreign utility company" under such Section 33(a).

         Enron plans to make an indirect equity investment in each Colombian Gas Company, in the following manner. Enron owns 100% of the voting securities of ECT Cayman Reserve 1 Ltd., a Cayman Islands company, which owns 100% of the voting securities of ECT Cayman Reserve 2 Ltd., a Cayman Islands company (the "Purchaser"). The Purchaser plans to purchase approximately 30,291,587 shares of Promigas S.A., E.S.P. ("Promigas"), a Colombian sociedad anonima, representing approximately 38.67% of the paid-in shares of Promigas. Promigas is engaged in the business of natural gas transportation, operation of natural gas pipelines for third parties, promoting the utilization of compressed natural gas, supplying services complementary to the transportation of natural gas, and investing in other companies, including fuels and lubricants companies and natural gas distribution companies, in each case in Colombia. Promigas owns, directly or indirectly, 10% or more of the voting securities of each Colombian Gas Company (as set forth in more detail below). Neither Promigas nor any of the Colombian Gas Companies owns or operates any facilities used for the generation, transmission or distribution of electric energy for sale.

ITEM 1

         Set forth below for each Colombian Gas Company is the following information: (a) its name; (b) a description (by location in Colombia) of its natural gas distribution facilities; and (c) to the extent known, each person that holds five percent or more of any class of voting securities of the Colombian Gas


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Company, and the amount and nature of the interest.  For purposes of this filing, the business address of each of the Colombia Gas Companies is c/o Promigas S.A., E.S.P., Calle 66 No. 67-123, Barranquilla, Colombia.

         GASES DEL CARIBE S.A., E.S.P.

                 Facilities:       Departments of Atlantico, Magdalena, and
                                   Cesar.
                 Shareholders (5%):

                          Shareholder                     No. of Shares             Percentage
                          -----------                     -------------             ----------
                          Invercolsa S.A.                   7,342,876                48.95%
                          Promigas S.A.                     4,649,013                30.99%
                          Inversiones Fenicia S.A.          2,680,360                17.86%

         GASES DE LA GUAJIRA S.A., E.S.P.

                 Facilities:       Department of Guajira.
                 Shareholders (5%):

                          Shareholder                               No. of Shares             Percentage
                          -----------                               -------------             ----------
                          Gases del Caribe S.A., E.S.P.               870,402                   71.7%
                          Invercolsa S.A.                             114,512                    9.4%
                          The Empresa Colombiana
                                  de Petroleos                         75,645                    6.2%
                          Indegira                                     73,270                    6.0%
                          Promigas S.A.                                68,847                    5.7%

         SURTIGAS S.A., E.S.P.

                 Faciliites:       Departments of Bolivar, Cordoba and
                                   Sucre.
                 Shareholders (5%):

                          Shareholder                               No. of Shares             Percentage
                          -----------                               -------------             ----------
                          Promigas S.A.                               50,868,645                80.7%
                          The Empresa Colombiana
                                  de Petroleos                         9,777,756                15.39%

         GASES DE OCCIDENTE S.A., E.S.P.

                 Facilities:     Departments of Caldas, Risaralda, Quindio,
                                 and Valle del Cauca.
                 Shareholders (5%):

                          Shareholder                               No. of Shares             Percentage
                          -----------                               -------------             ----------
                          Empresas Municipales del Cali                34,680                   20.0%
                          Cementos del Valle S.A.                      32,946                   19.0%
                          Corporacion Financiera del Valle             32,946                   19.0%
                          Promigas S.A.                                26,010                   15.0%
                          Gas Natural de Oriente S.A.                  26,010                   15.0%
                          Empresa de Energia del Pacifico              12,138                    7.0%


Based on information Enron has received from Promigas, the following companies may own facilities used for the distribution at retail of natural gas or manufactured gas. Enron is obtaining additional information on the activities of these companies in Colombia.

         GASORIENTE S.A.

                 Facilities:     Bucaramanga and vicinity.
                 Shareholders (5%):

                          Shareholder                               No. of Shares             Percentage
                          -----------                               -------------             ----------
                          Terpel Bucaramanga S.A.                       n/a                      23.3%

         GAS DE RISARALDA S.A.

                 Facilities:     Various locations in Colombia.
                 Shareholders (5%):

                          Shareholder                               No. of Shares             Percentage
                          -----------                               -------------             ----------
                          Gases del Caribe S.A., E.S.P.             n/a                       37.36%

         GASNACOL S.A.

                 Facilities:     Various locations in Colombia.
                 Shareholders (5%):

                          Shareholder                               No. of Shares             Percentage
                          -----------                               -------------             ----------
                          Gases del Caribe S.A., E.S.P.             n/a                       14%
                          Surtigas S.A., E.S.P.                     n/a                       14%

         TOLGAS S.A.

                 Facilities:     Various locations in Colombia.
                 Shareholders (5%):

                          Shareholder                               No. of Shares             Percentage
                          -----------                               -------------             ----------
                          Surtigas S.A., E.S.P.                     n/a                       10%

 ITEM 2

         DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES. None of the Colombian Gas Companies has any domestic associate public-utility companies.

         STATE COMMISSION CERTIFICATION. No state commission certification is required under Section 33(a)(2) of the Act in connection with this transaction.


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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    ENRON CORP.


                                    By: /s/ KURT S. HUNEKE
                                       -----------------------------

                                        Kurt S. Huneke

                                        Vice President, Finance and Treasurer

                                        January 31, 1996